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
SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]  1275 Pennsylvania Avenue NW
                                             Washington, D.C. 20004-2415
                                             202.383.0100
                                             fax 202.637.3593
                                             www.sutherland.com
                                             ATLANTA AUSTIN HOUSTON
                                             NEW YORK TALLAHASSEE WASHINGTON DC
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W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                          June 3, 2009

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

   RE: METLIFE INVESTORS USA INSURANCE COMPANY
       METLIFE INVESTORS USA SEPARATE ACCOUNT A
       INITIAL REGISTRATION STATEMENT ON FORM N-4
       FILE NOS. 811-03365 AND 333-158514

Dear Ms. White:

   On behalf of MetLife Investors USA Insurance Company (the "Company") and its separate account, MetLife Investors USA Separate Account A (the "Separate Account") we are providing the Company's responses to your comments of May 8, 2009 in connection with the above-referenced initial registration statement filed on April 9, 2009 for certain individual flexible premium deferred variable annuity contracts issued by the Company through the Separate Account (the "Contracts"). Each of the Staff's comments is set forth below, followed by the Company's response. To the extent that a response indicates that the Company proposes revised disclosure, the revised prospectus pages are attached.

1. GENERAL COMMENT

   COMMENT: (a) Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

   RESPONSE: (a) The Company confirms that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

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Alison White, Esq.
June 3, 2009
Page 2


   COMMENT: (b) Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

   RESPONSE: (b) The Company does not have any type of guarantee or support agreement with a third party to support any of the guarantees under the contract or any of its related riders. The Company will be responsible for paying out on guarantees associated with the contract.

   COMMENT: (c) Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release
No. 33-8996 (January 8, 2009).

   RESPONSE: (c) The Company does not currently intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 with respect to the Contracts.

2. FEE TABLES, PAGES 6-7

   COMMENT: If any of the underlying portfolios assess the redemption fees referred to under "Market Timing," (page 17) please include a footnote cross-referencing the narrative description of the redemption fees. Also, please consider identifying the range of any such redemption fees in the footnote or narrative.

   RESPONSE: None of the underlying funds offered under the contracts assess a redemption fee.

3. FEE TABLES - ADDITIONAL RIDER CHARGES, PAGE 7

   COMMENT: Please clarify in a footnote to the table or in the preamble thereto that the Lifetime Withdrawal Guarantee Rider, whether Single or Joint Life, is automatically part of the contract and that you may not purchase the contract without the rider.

   RESPONSE: The Company has attached revised disclosure.

4. EXAMPLES, PAGE 10

   COMMENT: Please disclose that the examples reflect the fee for the Joint Life Version of the Lifetime Withdrawal Guarantee Upon Annual Step-Up.

   RESPONSE: The Company has attached revised disclosure.

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Alison White, Esq.
June 3, 2009
Page 3


5. LIFETIME WITHDRAWAL GUARANTEE, PAGES 27-33

   COMMENT: We note that the copy of the Lifetime Guaranteed Withdrawal Benefit Rider at Exhibit 99.4 (XIV) mentions a Compounding Income Amount. Please advise where (or whether) this concept is discussed in the prospectus.

   RESPONSE: While the rider for the Lifetime Guaranteed Withdrawal Benefit mentions a Compounding Income Amount, the rider refers the contract owner to the Contract Schedule page, at Exhibit 99.4 (XV). The Contract Schedule page makes it clear this feature is not applicable. The rider is written to be flexible, to be used in connection with other products, and to allow the Company to not have to re-file the rider in various states.

6. MANAGING YOUR WITHDRAWALS, PAGE 30

   COMMENT: In the first sentence of the second paragraph, please add "(including any applicable withdrawal charges)" after "withdrawal."

   RESPONSE: The Company has attached revised disclosure.

7. POWERS OF ATTORNEY

   COMMENT: Please provide powers of attorney that relate specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

   RESPONSE: The Company intends to file powers of attorney that relate specifically to this new registration statement with the pre-effective amendment to the registration statement.

8. FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

   COMMENT: Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

   RESPONSE: The Company will include any financial statements, exhibits, and any other required disclosure not included in this registration statement in the pre-effective amendment to the registration statement.

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Alison White, Esq.
June 3, 2009
Page 4


9. TANDY COMMENT

   The Company will submit a letter under separate cover acknowledging the Tandy representations.

                                     * * *

We hope you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                          Sincerely,

                                          /s/ W. Thomas Conner
                                          W. Thomas Conner

cc: Michele H. Abate, Esq.
    John R. Richards, Esq.
    Lisa Flanagan, Esq.